Exhibit 99.1

GALMED PHARMACEUTICALS LTD.
16 Tiomkin St.
Tel Aviv 6578317, Israel

April 27, 2017

Dear Shareholder:

You are cordially invited to attend an Annual General Meeting of Shareholders of Galmed Pharmaceuticals Ltd. (the “Meeting”) to be held at 17:00 p.m., Israel time, on Wednesday, June 7, 2017, at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel.

You will be asked at this Meeting to take action on the matters set forth in the attached Notice of the Annual General Meeting of Shareholders. The Company’s board of directors is recommending that you vote “FOR” all of the Proposals on the agenda, each as specified in the enclosed Proxy Statement.

A discussion period will be provided at the Meeting for questions and comments of general interest to shareholders.

We look forward to personally greeting those shareholders who are able to be present at the Meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on Tuesday, May 2, 2017, the record date for the Meeting. However, whether or not you will be with us at the Meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience in any event so as to be received by the Company in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

Allen Baharaff
President and Chief Executive Officer

GALMED PHARMACEUTICALS LTD.
16 Tiomkin St.
Tel Aviv 6578317, Israel

PROXY STATEMENT

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 7, 2017

This Proxy Statement is being solicited by the board of directors (the “Board”) of Galmed Pharmaceuticals Ltd. (the “Company” or “Galmed”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel at 17:00 p.m. (Israel time), or at any postponement or adjournment thereof.

The agenda for the Meeting is to consider the approval of the following:

1.	To re-elect Messrs. Chaim Hurvitz and William Marth as Class III directors to serve as members of the Board until the annual general meeting to be held in 2020;
2.	To elect Prof. Ran Oren as a Class II director to serve as a member of the Board until the close of the annual general meeting to be held in 2019;
3.	To elect Dr. Carol L. Brosgart as a Class I director to serve as a member of the Board until the close of the annual general meeting to be held in 2018;
4.	To re-elect Ms. Tali Yaron-Eldar and Dr. David Sidransky as the Company’s external directors for a term of three years, commencing as of June 12, 2017;
5.	To approve the compensation terms for directors of the Company;
6.	To approve the terms of office and employment of the Company’s president and chief executive officer, Mr. Allen Baharaff;
7.	To approve an annual cash bonus and related objectives and terms thereof for 2017 for Mr. Allen Baharaff;
8.	To approve the Company’s directors and officers compensation policy; and
9.	To appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm until the 2018 annual general meeting of shareholders.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2016.

The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

Record Date; Entitlement to Vote

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on the Nasdaq Capital Market on Tuesday, May 2, 2017 (the “Record Date”).

As of April 27, 2017 the Company had outstanding 12,172,968 ordinary shares, par value of 0.01 New Israeli Shekels per share (the “Ordinary Shares”), each of which is entitled to one vote upon the matters to be presented at the Meeting.

Quorum

Two or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate more than 33.33% of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to Thursday, June 8, 2017, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if, between them, they represent shares conferring 33.33% or less of the voting power of the Company on the Record Date.

Joint holders of shares should take note that, pursuant to Article 64 of the Company’s amended and restated articles of association, the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s shareholder register.

Required Vote and Voting Procedures

The affirmative vote of the Ordinary Shares participating and voting at the Meeting, in person, by proxy or by proxy card is required to adopt each of the Proposals to be presented at the Meeting.

The approval of Proposal No. 4 is also subject to the affirmative vote of at least a majority of the shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who are not controlling shareholders of the Company or have personal interest in the approval of the Proposal, other than personal interest that is not resulting from relationship with the controlling shareholders, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against Proposal No. 4 does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal Nos. 6, 7 and 8 and, in the event Proposal No. 8 is not adopted, the approval of Proposal No. 5, is also subject to the fulfillment of one of the following additional voting requirements (such majority, determined in accordance with clause (i) or (ii) below, shall be referred to hereinafter as a “Special Majority”):

(i)	the majority of the shares voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or
(ii)	the total number of shares of the shareholders mentioned in clause (i) above voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

Please note:

Pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), in order for your vote to be counted with respect to Proposal Nos. 4, 6, 7 and 8 and, in the event Proposal No. 8 is not adopted, the approval of Proposal No. 5, you must indicate on your proxy or proxy card, or inform the Company at the Meeting and prior to voting thereon, (i) whether you are a controlling shareholder of the Company or (ii) if you or any of the following persons have a personal interest in the approval of the relevant matters on the agenda:

•	your spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouses of any of these people (a “Relative”);
•	any entity in which you or a Relative of yours hold 5% or more of such entity’s outstanding shares or voting rights;
•	any entity in which you or a Relative of yours is a director or general manager, or in which you or a Relative of yours have the power to appoint one or more directors or the general manager; and
•	a person voting under a proxy given by you.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposal Nos. 4, 6, 7 and 8, and, in the event Proposal No. 8 is not adopted, also for Proposal No. 5.

To be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy or a proxy card shall be in writing in a form approved by the Board and shall be delivered to the Company at its registered offices at 16 Tiomkin St. 4th floor, Tel Aviv, Israel 6578317, Attention: Yael Hollander, Adv., or at the offices of the Company’s transfer agent, VStock Transfer LLC, at 18 Lafayette Place, Woodmere, New York 11598, not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and thus will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered either to the Company or to the Company’s transfer agent at the addresses stated above not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the Proposals set forth in the Notice of Annual General Meeting of Shareholders, other than for Proposal Nos. 4, 6, 7 and 8, and, in the event Proposal No. 8 is not adopted, the approval of Proposal No. 5.

If you are a record holder of shares, to vote via the internet, please follow the instructions indicated on the proxy card.

Position Statements

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, 16 Tiomkin St., Tel Aviv 6578317, Israel, Attention: Yael Hollander, Vice President, Legal Affairs and Strategy, or by facsimile to +972-3-6938447, no later than Monday, May 29, 2017.

Meeting Agenda

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 16 Tiomkin St., Tel Aviv 6578317, Israel, Attention: Yael Hollander, Vice President, Legal Affairs and Strategy, or by facsimile to +972-3-6938447, no later than Thursday, May 4, 2017. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Thursday, May 11, 2017, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated Office Holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2016, please see Item 6 B. of our annual report on Form 20-F filed with the SEC on March 23, 2017, and accessible through the Company’s website at http://galmedpharma.com/ or through the SEC’s website www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date indicated below, by each person who we know beneficially owns 5% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days of April 27, 2017 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The number of Ordinary Shares beneficially owned by each individual or group is based upon information in documents filed with the SEC, other publicly available information or information otherwise available to the Company and is believed to be accurate. Percentage ownership information is based on 12,172,968 Ordinary Shares issued and outstanding as of April 27, 2017.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Beneficial Owners	Number of Ordinary Shares Beneficially Owned	Percent of Ownership
Allen Baharaff(1)	4,208,358	32.5%
Chaim Hurvitz(2)	1,018,718	8.4%
All Directors and Office Holders as a group (13 persons)(3)	5,552,384	43.6%

(1)	Ordinary shares beneficially owned consist of (i) 3,420,822 ordinary shares, of which 3,416,822 are held through G. Yarom Medical Research Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Baharaff is the controlling shareholder and the chairman of its board of directors and 4,000 ordinary shares held by Mr. Baharaff, which were purchased in the open market; and (ii) options to purchase 787,536 ordinary shares that are currently exercisable within 60 days of April 27, 2017. Of the 4,208,358 ordinary shares, Mr. Baharaff exercises sole voting and dispositive power over 791,536 shares beneficially owned and shared voting and dispositive power with G. Yaron Medical Research Ltd. over 3,416,822 shares.
(2)	Ordinary shares beneficially owned consist of (i) 1,018,718 ordinary shares, of which 776,385 ordinary shares are held through Shirat HaChaim Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Hurvitz is the controlling shareholder, president, chief executive officer and the chairman of its board of directors; (ii) 229,365 ordinary shares held by Mr. Chaim Hurwitz; (iii) 12,500 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of April 27, 2017 and (iv) and 468 ordinary shares issuable upon the vesting of restricted stock units that will vest within 60 of April 27, 2017.
(3)	All included options are exercisable as of, or will become exercisable within 60 days as of, April 27, 2017.

PROPOSALS NOS. 1, 2 AND 3

ELECTION OF CLASS I, II AND III DIRECTORS

Membership of the Board

Under our amended and restated articles of association (the “Articles”), the Board consists of three classes of directors (not including the two external directors, each of whom is not part of any class) which are appointed for fixed terms of office in accordance with the Companies Law and our Articles. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I directors, Class II directors and Class III directors. The term of the initial Class III directors will expire at the Meeting; the term of the Class I directors will expire at the annual general meeting of shareholders to be held in 2018; and the term of the Class II Directors will expire at the annual general meeting of shareholders to be held in 2019.

In accordance with the Articles, in the event the number of directors to be elected at any annual general meeting (other than external directors) is greater than the number of directors in the class of directors whose terms expire at such meeting, then the annual meeting at which such directors are elected shall, to the extent necessary, divide the directors elected among the classes of directors in order to keep the classes as nearly equal in number as possible, and the term of office of any additional directors so elected to any class whose term did not expire at such meeting shall correspond to, and expire together with, the term of office of the directors in the class to which they were elected.

Our Articles provide that the minimum number of members of the Board is three and the maximum number is eleven. The Board presently comprises of seven members, two of whom are external directors.

A nominee for service as a director in a public company may not be elected without submitting a declaration to the Company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such. A director, including an external director or an independent director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the Company to that effect immediately and his or her service as a director will expire upon submission of such notice.

Election of Directors

At the Meeting shareholders are requested to re-elect Messrs. Chaim Hurvitz and Mr. William Marth, our initial Class III Directors, as Class III directors to serve as members of the Board until the annual general meeting to be held in 2020. In addition, shareholders are requested to elect Prof. Ran Oren, who was appointed by our Board to serve as a director on March 15, 2017, as Class II director to serve as a member of the Board until the annual general meeting to be held in 2019 and to elect Dr. Carol L. Brosgart as a Class I director to serve as a member of the Board until the close of the annual general meeting to be held in 2018.

The Board affirmatively determined that Messrs. Chaim Hurvitz and Mr. William Marth are independent under the Nasdaq Capital Market independence standards.

Following is biographical information for each director and nominee nominated by our Board:

Chaim Hurvitz, our chairman of the Board and the chairman of our R&D Committee, joined our Board in 2011. Mr. Hurvitz currently serves as the chief executive officer of CH Health, a private venture capital firm, a position he has held since May 2011. Mr. Hurvitz served as a member of the board of directors of Teva Pharmaceuticals Industries Ltd. from 2010 to 2014. Previously, he was a member of the senior management of Teva Pharmaceuticals Industries Ltd., serving as the president of Teva International Group from 2002 until 2010, as president and chief executive officer of Teva Pharmaceuticals Europe from 1992 to 1999 and as vice president — Israeli pharmaceutical sales from 1999 until 2002. Mr. Hurvitz presently serves as a member of the management of the Manufacturers Association of Israel and head of its pharmaceutical branch. Mr. Hurvitz holds a B.A. in political science and economics from Tel Aviv University.

William Marth, a director of the Company since May 2012, serves as president and chief executive officer of Albany Molecular Research Inc. since January 2014. Previously, Mr. Marth served as a director of Albany Molecular Research Inc. and as chairman of its board of directors from June to December 2013. Prior to this, he served as president and chief executive officer of Teva Pharmaceutical Industries Ltd. in the Americas from June 2010 to November 2012, chief executive officer of Teva North America from January 2008 to June 2010, and chief executive officer of Teva USA from January 2005 to January 2008. In addition, Mr. Marth worked with several large equity firms providing guidance on their healthcare investments. He was a member of Teva’s global executive management team from 2007 to 2012. From July 1999 to January 2002, he was the executive vice president and vice president of sales and marketing for Teva USA. Prior to joining Teva USA, he held various positions with the Apothecon division of Bristol-Myers Squibb. Mr. Marth earned his B.Sc. in Pharmacy from the University of Illinois and his M.B.A. from the Keller Graduate School of Management, DeVry University. He is a pharmacist and is currently the chairman of the board of directors of Sorrento Therapeutics Inc., and a director at the University of Illinois at Chicago College of Pharmacy. Previously, Mr. Marth served as the chairman of the board of the Generic Pharmaceutical Association in 2008 and 2009 and the American Society for Health-System Pharmacists in 2010, and various boards and committees, including the University of the Sciences in Philadelphia and the Board of Ambassadors for John Hopkins’ Project Restore.

Prof. Ran Oren, M.D. joined our Board on March 15, 2017, has served as a member of our scientific advisory board since 2014, and as the Company’s chief medical officer from August 2016 to March 2017. Prof. Oren is a professor of gastroenterology and hepatology at the Faculty of Medicine, Hebrew University of Jerusalem, Israel, and is the head of the Institute of Gastroenterology and Liver Disease at Hadassah Medical Center, Jerusalem, Israel. Prof. Oren has received numerous academic and professional awards in his field and holds several patents related to the prevention and arresting of human liver disease. In 2000, Prof. Oren established the Liver Unit at the Tel Aviv Sourasky Medical Center, where he served as chief of medicine from 2008 to 2010. Prof. Oren concurrently served as the president of the Israeli Association for the Study of the Liver between 2007 and 2010.

Carol L. Brosgart, M.D., served as a member of Tobira Therapeutics’s board of directors from September 2009 until it was acquired by Allergan in November 2016. She is now a consultant to Allergan and a number of biotechnology companies in the areas of liver disease and infectious disease. She also serves on the Steering Committee of the National Viral Hepatitis Roundtable, the Executive Committee of the Forum for Collaborative Research, and the Steering Committee of the HBV Cure Group at the Forum. She is active in the public policy arena for AASLD and IDSA/HIVMA. Dr. Brosgart served as Senior Advisor on Science and Policy to the Division of Viral Hepatitis at the CDC and to the Viral Hepatitis Action Coalition at the CDC Foundation from 2011 to 2013. Dr. Brosgart has also served as a member on the faculty of the School of Medicine at the University of California, San Francisco for the past three decades, where she is a Clinical Professor of Medicine, Biostatistics and Epidemiology in the Division of Global Health and Infectious Diseases. From March 2011 until August 2011, Dr. Brosgart served as Chief Medical Officer at biotechnology company Alios BioPharma, Inc. Prior to Alios, Dr. Brosgart served as Senior Vice President and Chief Medical Officer of Children’s Hospital & Research Center in Oakland, California, from 2009 until February 2011. Previously, she served for eleven years, from 1998 until 2009, at the biopharmaceutical company Gilead Sciences, Inc., where she held a number of senior management roles, most recently as Vice President, Public Health and Policy and earlier as Vice President, Clinical Research and Vice President, Medical Affairs and Global Medical Director, Hepatitis. She led the clinical development of a number of agents at Gilead, including Viread and Hepsera. Prior to Gilead, Dr. Brosgart worked for more than 20 years in clinical care, research and teaching at several Bay Area medical centers. She was the founder and Medical Director of the East Bay AIDS Center at Alta Bates Medical Center in Berkeley, California, from 1987 until 1998 and served as the Medical Director of Central Health Center, Oakland, California, of the Alameda County Health Care Services Agency. Dr. Brosgart has also served on the boards of privately held companies and public, not-for-profit domestic and global health organizations. Dr. Brosgart received a B.S. in Community Medicine from the University of California, Berkeley and received an M.D. from the University of California, San Francisco. Her residency training was in pediatrics, public health and preventive medicine at UCSF and UC Berkeley School of Public Health. She has published extensively in the areas of HIV, HBV, CMV, and liver disease.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED to re-elect Messrs. Chaim Hurvitz and William Marth as Class III directors to serve as members of the Board until the close of the annual general meeting to be held in 2020 and when their successor has been duly elected.”

“RESOLVED to elect Prof. Ran Oren as a Class II director to serve as a member of the Board until the close of the annual general meeting to be held in 2019 and when his successor has been duly elected.”

“RESOLVED to elect Dr. Carol L. Brosgart as a Class I director to serve as a member of the Board until the close of the annual general meeting to be held in 2018 and when her successor has been duly elected.”

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

PROPOSAL NO. 4

RE-ELECTION OF EXTERNAL DIRECTORS

Background

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public or that are publicly traded outside of Israel, which we refer to as a public company, are required to appoint at least two natural persons as “external directors.”

Generally, a nominee to serve as an external director must meet certain non-affiliation criteria, as set forth in the Companies law, such that no person may be appointed as an external director if such person is a controlling shareholder, a Relative of a controlling shareholder or if such person, has or had, on or within the two years preceding the date of such person’s appointment to serve as an external director, any affiliation, directly or indirectly, with the company to whose board of directors the external director is proposed to be appointed or with any controlling shareholder of such company, including the receipt, directly or indirectly, of any compensation or benefit from the company or its controlling shareholder.

Pursuant to the Companies Law, an external director is required to have financial and accounting expertise or professional qualifications according to criteria set forth in regulations promulgated under the Companies Law, provided that at least one of the external directors has financial and accounting expertise.

The Companies Law provides that external directors are to be elected for a term of three years at the general meeting of shareholders by a special majority and under certain circumstances, external directors may be generally re-elected for two additional terms of three years each. However, under regulations promulgated pursuant to the Companies Law, public companies whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may elect external directors for additional terms that do not exceed three years each, beyond the three three-year terms, subject to certain circumstances set forth therein.

Following termination of service of an external director and until the lapse of two years from termination, external directors and their Relatives are subject to certain restrictions, including with respect to serving as Office Holders of the Company and receiving benefits in connection therewith, as well as receiving payments from and providing professional services to the Company, a controlling shareholder thereof and any entity controlled by a controlling shareholder of the Company. External directors may be dismissed from office solely as provided for in the Companies Law.

Under the Companies Law, each committee of the board that is authorized to exercise powers of a company’s board of directors must include at least one external director. The audit and remuneration committees of a company’s Board must include all of such company’s external directors.

Election of External Directors

At the Meeting, shareholders will be asked to re-elect each of Ms. Tali Yaron-Eldar and Dr. David Sidransky as an external director of the Company for an additional period of three years commencing as of the lapse of their initial term as external directors on June 12, 2017.

The Board has determined that, the external director designee who qualifies to have financial and accounting expertise is Ms. Tali Yaron-Eldar, who also qualifies as an audit committee financial expert pursuant to the applicable rules of the SEC, and accordingly as having the necessary financial sophistication as required by the Nasdaq Capital Market rules. The Board has also determined that Mr. David Sidransky qualifies as a professional expert with the professional qualifications required by the regulations promulgated under the Companies Law.

In addition, the Board affirmatively determined that both Ms. Yaron-Eldar and Mr. Sidransky are independent under the Nasdaq Capital Market independence standards.

Following is biographical information for each external directors standing for re-election:

Tali Yaron-Eldar, an external director and the chairman of our audit committee and remuneration committee, joined our Board in March 2014. Ms. Yaron-Eldar is an Israeli attorney specializing in taxation and co-founded Yaron-Eldar, Paller, Schwartz & Co., Law Offices in January 2013. Prior to January 2013, she was a partner at the law firm of Tadmor & Co. from March 2007 until December 2012 and a partner at the law firm of Cohen, Yaron-Eldar & Co. from 2004 until March 2007. From January 2004 until January 2008, Ms. Yaron-Eldar served as the chief executive officer of Arazim Investment Company and she has also served in a variety of public positions, including as the chief legal advisor of the Customs and VAT department of the Finance Ministry of the State of Israel from 1998 to 2001 and as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel from 2002 to 2004. Ms. Yaron-Eldar also serves as a director of a number of public companies, including Rossetta Genomics Ltd., Medtechnica Ltd., Magicjack Vocaltec Ltd., Lodgia Rotex Investments Ltd., Tadea Technological Development and Automation Ltd. Ms. Yaron-Eldar holds an M.B.A. specializing in finance from Tel Aviv University and an LL.B. from Tel Aviv University. Ms. Yaron-Eldar is also a member of the Israeli Bar Association.

David Sidransky, M.D., an external director and the chairman of our nomination committee, joined our Board in June 2014. Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He serves as the director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University. He is a professor of oncology, otolaryngology, cellular and molecular medicine, urology, genetics, and pathology at John Hopkins University and Hospital. Dr. Sidransky has written over 500 peer-reviewed publications, and has contributed to more than 60 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award presented by the American Association of Cancer Research. Dr. Sidransky has served as vice chairman of the board of directors of ImClone Systems Inc. He is chairman of the board of Champions Oncology, Advaxis, and Tamir Biotechnology and is on the board of directors of Rosetta Genomics Ltd. and Orgenesis Inc. He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex LLC (a Johnson & Johnson diagnostic company), among others. In addition, Dr. Sidransky served as director of American Association for Cancer Research from 2005 to 2008. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

Each of the external director nominees has certified to us that he or she complies with all requirements under the Companies Law for serving as an external director. Such certifications will be available for inspection at the Meeting.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the re-election of each of Ms. Tali Yaron-Eldar and Dr. David Sidransky to serve as an external director of the Company for an additional period of three years, commencing as of June 12, 2017.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 5

COMPENSATION OF DIRECTORS

The Company’s 2014 annual general meeting of shareholders approved that each of the Company’s directors, including external directors, is entitled to an annual payment of $30,000, plus VAT, payable quarterly at the end of each quarter. In light of the re-election of Company’s external directors, it is proposed to update the compensation terms of Company’s directors.

According the Companies Regulations (Rules regarding Compensation and Expenses of External Directors), 5760 – 2000 (The “Companies Regulations”), external directors compensation shall be comprised of an annual fee and a payment per meeting, for participating in meetings of the Board and committees of the Board (the “Fixed Compensation”). The annual fee and compensation per meeting shall not exceed the maximum fee set forth in the Companies Regulations as adjusted by the Companies Regulations (Reliefs for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760 – 2000.

Notwithstanding the above, according to the Companies Regulations, a company may also decide that the compensation of an external director shall not be the Fixed Compensation, but a compensation set in proportion to the compensation of the “other directors” (as defined in the Companies Regulations), provided that the amount of compensation of external directors shall not be less than the “minimum amount” stated in Companies Regulations, not less than the lowest compensation received by any “other director,” shall not be more than the average of the compensation received by all of the “other directors,” shall be paid at the times when it is paid to the “other directors,” and with respect to an “expert external director” (as defined in the Companies Regulation), with the addition of 33% to the said compensation.

The Remuneration Committee and the Board had resolved to approve and recommend to the shareholders of the Company to approve, that in connection with their service as directors, including, but not limited to, their participation in meetings of the Board and its committees, the Company’s directors, including external directors, will be entitled to receive an annual fee in the amount of $40,000 plus VAT, and with respect to an expert external director, $50,000 plus VAT, payable to each director quarterly at the end of each quarter. These compensation terms of Company’s directors are consistent with the amended and restated compensation policy proposed under Proposal No. 8.

If during their term as external directors, the Company increases the remuneration payable to any “other directors” or grants options to purchase ordinary shares or other share-based remuneration to “other directors”, each external director will be entitled, without further approval, to receive additional remuneration or options, if necessary, such that his or her annual compensation will be equivalent to the average annual compensation payable to such “other directors” and with respect to an “expert external director”, with the addition of 33% to the said compensation. If the external directors are entitled to additional options (or other share-based remuneration) as described above, then the Company must grant such options (or other share-based remuneration) to purchase such number of ordinary shares equal to the average number of ordinary shares underlying the options (or other share-based remuneration) granted to the “other directors” and on substantially similar terms, and with respect to an “expert external director”, with the addition of 33% to the said compensation.

Each director would also be entitled to the same directors’ and officers’ liability insurance coverage and indemnification and exculpation arrangements available to all officers and directors of the Company, as previously approved by the Company’s shareholders at the 2014 annual general meeting of shareholders.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the compensation terms for directors of the Company, as described in the Proxy Statement, dated April 27, 2017.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 6

APPROVAL OF THE TERMS OF OFFICE AND EMPLOYMENT OF THE
COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER,
MR. ALLEN BAHARAFF

On December 30, 2013, we entered into a personal employment agreement with our controlling shareholder, Mr. Allen Baharaff who serves as our president, chief executive officer and as a member of our Board, as amended on March 15, 2016 (the “Employment Agreement”), which stipulates Mr. Baharaff’s terms of office and employment for an indefinite time. However, in accordance with the Companies Law, a transaction with a controlling shareholder of a company, which exceeds a three-year term, must be re-approved, including by the company’s shareholders at a general meeting, every three years (except for certain exceptions).

Accordingly, the Employment Agreement must be re-approved every three years as a transaction with our controlling shareholder. Moreover, pursuant to the Companies Law, the Employment Agreement needs to be approved by our remuneration committee, Board and shareholders, in that order.

At the Meeting, shareholders will be requested to approve an amended employment agreement for Mr. Baharaff. The proposed compensation terms of Mr. Baharaff are consistent with the amended and restated compensation policy proposed under Proposal No. 8 and were approved by our remuneration committee and Board, taking into account the Company’s compensation philosophy as detailed in the proposed amended and restated compensation policy, which includes, among other things, the commitment to ensure that the chief executive officer’s compensation is structured to create a link between pay and performance and to align the interests of the chief executive officer with the interests of the Company and its shareholders, while taking into account the need to reduce incentives to take excessive risks. The remuneration committee and the Board based the proposed terms of office and employment of Mr. Baharaff on a peer group compensation survey.

The proposed amendments to the terms of office and employment of Mr. Baharaff were approved by the remuneration committee and the Board also in light of Mr. Baharaff’s performance and contribution to the Company, including his contribution to the timely completion of subject enrollment to the ARREST Study, the recruitment of key executives and advisors with exceptional track records in the industry, the execution of a licensing Agreement in Korea and his significant leadership in achieving the Company’s goals as well as his experience in the Company’s field of operation.

Below is a summary of the material terms of the proposed amended employment agreement:

Monthly Base Salary:  Mr. Baharaff will be entitled to a gross monthly salary of NIS 115,500. The change in Mr. Baharaff’s monthly salary is due to a conversion of his U.S. dollar denominated salary in the amount of $30,000 into New Israeli Shekels, or NIS. The conversion was based on an exchange rate of $1.00 = NIS 3.85, which reflects the average conversion rate for the fiscal year ended December 31, 2016. If approved at the Meeting, Mr. Baharaff will be entitled to receive his salary in NIS beginning as of January 1, 2017.

Cash Bonuses:  Mr. Baharaff will be entitled to the following cash bonuses based on achievement of qualitative and quantitative performance goals and objectives. The objectives and payout terms will be as follows:

(i) Mr. Baharaff will be entitled to an annual cash bonus in an amount of up to nine times his monthly base salary, to be determined based on the achievement of certain qualitative and quantitative performance goals and objectives set by our Board and approved by our shareholders. The annual cash bonus qualitative and quantitative performance goals and objectives for 2017 for Mr. Allen Baharaff are proposed under Proposal No. 7.

(ii) Upon execution of a Strategic Agreement (as defined below) Mr. Baharaff will be entitled to receive, subject to the discretion of the Board, a cash bonus in an amount of up to twelve times his monthly base salary.

A “Strategic Agreement” means: a license agreement or any other strategic agreement (i.e. research and development, manufacture, distribution, etc.) for the U.S., Europe, Japan or China.

(iii) Upon consummation of a fund raising (excluding funds received from a Strategic Agreement), Mr. Baharaff will be entitled to receive, subject to the discretion of the Board, a cash bonus in an amount of up to ten times his monthly base salary if the funds received by the Company are between $8 Million to $10 million and up to twelve times his monthly base salary if the funds received by the Company are $10 million or more.

(iv) Upon a Change of Control Event (as defined below), Mr. Baharaff will be entitled to receive, subject to the discretion of the Board, a cash bonus in an amount of up to twelve times his monthly base salary.

A “Change of Control Event” means: (a) the acquisition of the Company by another entity or individual or group of individuals by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, share purchase or consolidation), unless the Company’s shareholders of record as constituted immediately prior to any such transaction will, immediately after such transaction (by virtue of securities issued as consideration for the Company’s share capital, assets or otherwise) hold more than 50% of the voting power of the surviving or acquiring entity; or (b) a sale of all or substantially all of the assets of the Company.

Equity Based Compensation:

(i) In the event that Company’s options are cashed-out upon a Change of Control Event, all unvested options granted to Mr. Baharaff will vest immediately prior to the consummation of the Change of Control Event.

(ii) If upon a Change of Control Event (a) Mr. Baharaff’s employment as chief executive officer of the Company or the surviving entity is terminated within twelve months as of the Change of Control Event, and (b) unvested options are replaced for new options of the surviving entity as part of the Change of Control Event with a vesting schedule and terms identical to the replaced options (the “Replacement Options”), then (x) all unvested Replacement Options granted to Mr. Baharaff will vest immediately prior to the termination of Mr. Baharaff’s employment, and (y) Mr. Baharaff’s Replacement Options will be exercisable until the earlier of (a) two years from termination, and (b) expiration of the Replacement Options.

Termination Arrangements:

(i) The Company and Mr. Baharaff may each terminate the agreement at any time subject to, other than for termination for cause, a six-month prior written notice (the “Prior Notice Period”).

(ii) Upon termination, provided such termination was not for cause, Mr. Baharaff shall be entitled, in addition to the Prior Notice Period, to a payment in an amount of up to twelve times his monthly base salary, to be paid in twelve equal monthly installments, in exchange for Mr. Baharaff’s undertaking not to compete with the Company for a period of twelve months (“Non-Compete Grant”). The amended employment agreement extends the Non-Compete Grant by three months of monthly base salary.

(iii) Other than in case of resignation by Mr. Baharaff, excluding resignation for a Good Reason Event (as defined below), or termination for cause: (i) all Mr. Baharaff’s unvested options will vest upon termination; and (ii) unexercised options granted to Mr. Baharaff may be exercised until the earlier of (a) two years from his termination, and (b) expiration of his options.

A “Good Reason Event” means: any of the following events, provided that the event is effected by the Company without the written consent of Mr. Baharaff: (i) a material reduction or adverse change in Mr. Baharaff’s authority, duties or responsibilities; (ii) a reduction in Mr. Baharaff’s monthly base salary, other than a reduction of no more than 10% of his then current monthly base salary as part of an across the board reduction in all salaries for employees of the Company; (iii) a material breach by the Company of Mr. Baharaff’s employment agreement or any other agreements pertaining directly to Mr. Baharaff’s compensation or employment or (iv) death, disability or severe illness.

(iv) Upon termination for cause by the Company, Mr. Baharaff shall not be entitled to any Prior Notice Period, Non-Compete Grant or any other payment, and any unvested outstanding equity awards shall terminate immediately upon the date of such termination for cause.

Release, Indemnification and Insurance:

In accordance with the Company’s proposed amended and restated compensation policy, the Company releases all directors and executive officers from liability and provides them with indemnification to the fullest extent permitted by law and the Company’s articles of association. In addition, the Company’s directors and executive officers are covered by directors’ and officers’ liability insurance policies. Mr. Baharaff has similarly been provided with the above.

General:

Mr. Baharaff’s employment agreement includes additional customary provisions, such as confidentiality, reimbursement of expenses, payment for absence days, sick leave, pension and/or a manager’s insurance policy and a study fund.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the amendment to the terms of employment of Mr. Baharaff, the president and chief executive officer of the Company, as described in the Proxy Statement, dated April 27, 2017.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 7

APPROVAL OF ANNUAL CASH BONUS AND RELATED OBJECTIVES
AND TERMS THEREOF FOR 2017 FOR MR. ALLEN BAHARAFF

Annual cash bonuses are intended to promote the Company’s work plan and business strategy by rewarding officers for the achievement of the Company’s business and financial goals through team work and collaboration.

Consistent with the Company’s proposed compensation policy and subject to the limitations set forth therein, the Company may determine with respect to each year, the target and maximum annual cash bonuses as well as the related objectives and related weights, including applicable thresholds and the formula for calculating the annual cash bonuses to be granted to the Company’s president and chief executive officer. Taking into account numerous factors, including the provisions of the proposed compensation policy and other relevant information and materials presented to them, the remuneration committee and the Board have approved, and are recommending that the shareholders approve, the following annual bonus for 2017 and related objectives and terms thereof for Mr. Allen Baharaff, the Company’s president and chief executive officer. The maximum annual bonus that may be granted to Mr. Baharaff is based on the same formula as determined for other Office Holders of the Company.

Eligibility

Mr. Baharaff would be eligible to receive an annual cash bonus for the year 2017, without the need for further shareholder approval, subject to the following: (i) continuous employment of Mr. Baharaff as president and chief executive officer through December 31, 2017; (ii) achievement of the specific objectives using the pre-defined key performance indicators described below; (iii) the limitations of the compensation policy and applicable law; and (iv) all other terms of the bonus plan as set forth below.

Minimum Threshold

Mr. Baharaff’s annual cash bonus would be subject to the Company having cash and cash equivalents and marketable securities of at least $12,000,000 as of December 31, 2017.

Objectives

The objectives for Mr. Baharaff’s annual cash bonus for 2017 would be divided into Company goals and personal evaluation as follows:

Company Goals

The Company’s goals for purposes of Mr. Baharaff’s annual cash bonus for 2017 are as follows:

Weight	Goal	Objective	% Achievement of Objectives
25%	Clinical Execution (each objective, if achieved, shall be equal to 12.5% out of the Company’s goals)	Maintain dropout rate in the ARREST Study below 12%	Completion in full will be considered achievement of this objective.
		90% of the patients eligible for visit W52: (1) Have performed the MRI scan by December 31, 2017. 85% with Voxel match; and	Completion in full will be considered achievement of this objective.
(2) Have performed the biopsy scan by December 31, 2017.
25%	Scientific and clinical positioning of Aramchol	At least one new publication submitted and at least three abstracts shall be accepted for presentation	One publication submitted and two abstracts accepted = 80% One publication submitted and three abstracts accepted = 100%
25%	Financing	Capital raise of at least $10 million by year end (including through a business development transaction)	Raise less than $8,000,000 = 0% Raise $8,000,000 up to $10,000,000 (not including) = 80% Raise $10,000,000 up to $12,000,000 (not including) = 100% Raise at least $12,000,000 = 120%
25%	Business Development	Closing of at least one license agreement or other strategic agreement by year end	Closing of one license agreement or other strategic agreement by year end = 100% Closing of two or more license agreements or other strategic agreements by year end = 120%

Personal Evaluation

Mr. Baharaff’s personal evaluation goals for purposes of Mr. Baharaff’s annual cash bonus for 2017 are as follows:

Weight	Goal	Objective	% Achievement of Objectives
20%	Clinical Execution	Maintain dropout rate in the ARREST Study below 12%	Completion in full will be considered achievement of this objective.
		90% of the patients eligible for visit W52:	Completion in full will be considered achievement of this objective.
(1) Have performed the MRI scan by December 31, 2017. 85% with Voxel match; and
(2) Have performed the biopsy scan by December 31, 2017.
25%	Financing	Capital raise of at least $10 million by year end (including through a business development transaction)	Raise less than $8,000,000 = 0% Raise $8,000,000 up to $10,000,000 (not including) = 80% Raise $10,000,000 up to $12,000,000 (not including) = 100% Raise at least $12,000,000 = 120%
25%	Business Development	Closing of at least one license agreement or other strategic agreement by year end	Closing of one license agreement or other strategic agreement by year end = 100% Closing of two or more license agreements or other strategic agreements by year end = 120%
5%	Scientific and clinical positioning of Aramchol	At least one new publication submitted and at least three abstracts shall be accepted for presentation	One publication submitted and two abstracts accepted = 80% One publication submitted and three abstracts accepted = 100%
5%	Pipeline Programs	Initiation of at least one additional product indication by year end	One product indication = 100% Two or more product indications = 120%
20%	Personal Evaluation	Personal evaluation of overall performance, including Company’s strategy, leadership and team work	Board discretion

Payout formula

Mr. Baharaff would be paid the annual bonus according to the following formula:

Multiplier * Mr. Baharraff’s Base Salary * [(1/2 * Company Goals) + (1/2 * Personal Evaluation)] = Payout

The Multiplier is defined as follows:

º	If the Company has at least $22,000,000 in cash and cash equivalents and marketable securities as of December 31, 2017, the Multiplier would be nine monthly base salaries;
º	If the Company has at least $12,000,000 and up to $22,000,000 in cash and cash equivalents and marketable securities as of December 31, 2017, the Multiplier would be six monthly base salaries.

Payment in Equity-based Compensation

The Company may determine that a portion of the annual cash bonus will be paid in equity-based compensation (including options and RSUs), which will be calculated, in case of options, based on the Black & Scholes option pricing model. Such equity award would be subject to the terms, conditions and limitations set forth in our compensation policy with respect thereto, as well as Galmed’s 2013 Plan, and would vest over a period of four (4) years as follows: 25% of the awards would vest upon the lapse of 12 months following the date of grant, and thereafter the remainder of the awards shall vest on an equally quarterly basis. The awards would be effective as of the date of grant, subject to the execution by Mr. Baharaff of an appropriate award agreement with the Company confirming the terms and conditions applying to the grant and would expire after ten years from the date of grant.

The exercise price of options to purchase Company’s ordinary shares granted to Mr. Baharaff would be the average closing price of the Company’s ordinary shares on the Nasdaq Capital Market during the 30 trading days prior to the effective date of grant.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve an annual cash bonus and related objectives and terms thereof for 2017 for Mr. Allen Baharaff, the Company’s president and chief executive officer, as described in the Proxy Statement, dated April 27, 2017.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 8

APPROVAL OF THE COMPANY’S DIRECTORS AND OFFICERS
COMPENSATION POLICY

Under the Companies Law, the employment terms of officers and directors of public companies like Galmed should be determined in accordance with a directors and officers compensation policy (referred to herein as the “Compensation Policy”), which was approved by our Board in November 2014 after considering the recommendations of the remuneration committee and was adopted by the Company’s shareholders in December 2014.

According to the Companies Law, our Compensation Policy must be approved by our shareholders by a special majority, following the approval of our remuneration committee and Board, at least once every three years. Following a review of the Compensation Policy by our remuneration committee and Board, as required by the Companies Law, the remuneration committee and Board have approved, and recommend that our shareholders approve, that the Compensation Policy would be amended and restated as reflected in the proposed amended and restated Compensation Policy in the form attached hereto as Exhibit A.

If the proposed amended and restated Compensation Policy is not approved by our shareholders by the required majority, our Board may nonetheless approve the proposed amended and restated Compensation Policy, provided that the remuneration committee and thereafter the Board has concluded, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the Company.

When considering the proposed amended and restated Compensation Policy, the remuneration committee and the Board considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for directors and executive officers and the ratio between employer cost associated with the engagement of our executive officers, including directors, and the average and median employer cost associated with the engagement of our other employees and will continue to do so from time to time as required under applicable law. The remuneration committee and the Board also considered, among other things, the Company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant.

The proposed amended and restated Compensation Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, the proposed amended and restated Compensation Policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm the Company in the long-term, such as caps on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

The proposed amended and restated Compensation Policy addresses the executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among executive officers. Pursuant to the proposed amended and restated Compensation Policy, the compensation that may be granted to an executive officer may include: a monthly base salary, annual bonuses and other cash bonuses (as well as change of control related bonuses), equity-based compensation, benefits and retirement and termination of employment arrangements. All cash bonus are limited to maximum amount linked to the executive officer’s base salary and benefits.

It is the Company’s philosophy that due to officers’ direct line-of-sight and influence on the Company’s performance, officers’ annual cash bonuses should generally be directly linked to such performance, while additional criteria, such as an officer’s individual performance or his or her expected future contributions, as well as achievement of additional objectives as the Company may determine, may be used to reflect the officer’s contribution (e.g. key performance indicators, such as major progress in research and development stages, execution of in/out-license transactions, execution of strategic collaboration agreements, obtaining marketing approval of a new product, raising funds throughout public offering or a private placement, mergers and acquisition, etc.).

The Company may determine that, with respect to the chief executive officer or an officer who is a director, that a portion of his or her annual cash bonus will be based on the evaluation of the Board in an amount that will not exceed, with respect to any calendar year, three monthly base salaries and benefits. In addition, the Company may determine that, with respect to any officer subordinated to the chief executive officer, which does not serve as a director, a portion or all of his or her annual cash bonus will be based on the evaluation of the chief executive officer.

The equity-based compensation under the proposed amended and restated Compensation Policy for our executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long term interests of and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. The proposed amended and restated Compensation Policy entitles our executive officer to compensation in the form of share options or other equity-based awards, such as restricted share units, in accordance with our equity incentive plan than in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, the proposed amended and restated Compensation Policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our chief executive officers to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance with the proposed amended and restated Compensation Policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

The proposed amended and restated Compensation Policy also governs the compensation of our Board members and determines that the compensation of the directors shall be in accordance with the Companies Regulations. The proposed amended and restated Compensation Policy determines that the directors’ fee per calendar year shall not be less than the “minimum amount” stated in the Companies Regulations and shall not exceed an annual fee in the amount of US$45,000 plus VAT (the “Maximum Amount”), and with respect to an “expert external director” plus 33% to the Maximum Amount. Our directors may also be entitled to receive equity-based compensation in the form of share options subject to an annual maximum and to a vesting period in order to promote long-term retention of the awarded director and subject to required corporate approvals.

The brief overview above is qualified in its entirety by reference to the full text of the proposed Compensation Policy, as reflected in Exhibit A attached hereto.

The remuneration committee and the Board believe that the proposed amendments to the Compensation Policy are required in light of the experience gained in the implementation of the Compensation Policy, changes in our business environment and changes in common practice among similar companies.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the proposed amended and restated Compensation Policy in the form attached as Exhibit A to the Company’s Proxy Statement, dated April 27, 2017.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 9

RE-APPOINTMENT OF AUDITORS

At the Meeting, Brightman Almagor Zohar & Co., independent registered public accountants in Israel and a member firm of Deloitte Touche Tohmatsu Limited, will be nominated for re-appointment as the auditors of the Company for the fiscal year ending December 31, 2017, and until the 2018 annual general meeting of shareholders.

Pursuant to the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Israeli law and the Articles, the appointment of external auditors requires the approval of the shareholders of the Company, and their compensation requires the approval of the Board, following approval and recommendation by the audit committee. Our Board has delegated its authority to approve the compensation of external auditors for audit and non-audit services to our audit committee. The audit committee has reviewed, and is satisfied with, the performance of Brightman Almagor Zohar & Co., and has approved and is recommending to the shareholders to approve, their re-appointment as the Company’s external auditors.

One of our audit committee’s main roles is to assist the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company.

Our audit committee has adopted a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a list of specific audit and non-audit services in the categories of audit services, audit-related services, tax services and other services that may be performed by our independent registered public accounting firm. If a type of service that is to be provided by our auditors has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform prohibited non-audit functions defined in applicable SEC rules.

Since its establishment in May 2014, our audit committee has approved all audit-related and non-audit-related services performed by Brightman Almagor Zohar & Co. and other member firms of Deloitte Touche Tohmatsu Limited, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Brightman Almagor Zohar & Co. and other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2016 and 2015:

	2016	2015
	(US$ in thousands)
Audit Fees(1)	60	60
Audit-Related fees(2)	20	12
Tax Fees(3)	5	8
All other Fees	—	—
Total	85	80

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.
(2)	Includes fees for professional services rendered in connection with our At-The-Market offering in 2016 and the Form F-3 in 2015.
(3)	Includes fees for professional services rendered in connection with a tax opinion in 2016 and a tax ruling from the Israeli Tax Authority in 2015.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s auditors, Brightman Almagor Zohar & Co., an independent registered public accountant in Israel and a member firm of Deloitte Touche Tohmatsu Limited, be, and they hereby are reappointed as auditors of the Company for the fiscal year ending December 31, 2017, and until the 2018 annual general meeting of shareholders.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PRESENTATION OF THE 2016 FINANCIAL STATEMENTS

The Board has approved, and is presenting to shareholders for receipt and consideration at the Meeting, the Company’s annual consolidated financial statements for the year ended December 31, 2016, which are included in the Company’s annual report on Form 20-F for the year ended December 31, 2016, available on the Company’s website at www.galmedpharma.com.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, ordinary shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Chaim Hurvitz
Chairman of the Board

Allen Baharaff
President and Chief Executive Officer

Tel Aviv, Israel
April 27, 2017

Exhibit A

Proposed Directors and Officers Compensation Policy

Galmed Pharmaceuticals Ltd.

Directors and Officers Compensation Policy (the “Policy”)

I. GENERAL

As a publicly traded company incorporated under the laws of the State of Israel, Galmed Pharmaceuticals Ltd. (“Galmed” or the “Company”) is subject to the Israeli Companies Law, 5759-1999 (the “Companies Law”) which mandates the adoption of a policy regarding the terms of office and employment of the Company’s “office holders” (as such term is defined in the Companies Law) (“Office Holders”).

The purpose of this Policy is to formalize Galmed’s compensation philosophies, practices and policies, as they apply to all Office Holders of Galmed with respect to their position and contribution to the Company, and is intended to meet the requirements of applicable law.

The term “officers”, as used herein, includes all Office Holders other than members of the Board of Directors (“Directors” and the “Board”, respectively). However, to the extent Directors are also employees of the Company or also hold management positions with the Company including, to the extent appointed, an active Chairman of the Board (“Management Directors”), the term “officers” shall also refer to such Management Directors.

Galmed’s philosophies, practices and policies, as detailed herein, have been discussed and approved by the Board, following recommendation of the Company’s Remuneration Committee (the “Remuneration Committee”), and will periodically be reviewed and administered by the Remuneration Committee and the Board in order to ensure they provide appropriate motivation for Company performance and increased shareholder value and that they meet the requirements of applicable law.

II. OVERVIEW

The principal philosophy and objectives of Galmed’s compensation policies and practices are to attract, motivate and retain highly experienced leaders who will contribute to Galmed’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Galmed’s core values as part of a motivated behavior. To that end, this Policy is designed, among others, in accordance with the following guidelines:

1.	Linking pay to performance: by aligning a significant portion of an officer’s compensation with the Company’s short and long-term goals and performance, to achieve success and increase Company value in a professional and respectful manner.
2.	Attracting, motivating and retaining high quality talented officers: by providing officers with fair and reasonable compensation that is also competitive with practices of other comparable leading companies in addition to a balanced compensation package of fixed and variable components, designed to motivate and to retain high quality talented officers.
3.	Aligning compensation with shareholder interests: by providing equity-based compensation which is designed to reward officers for increase in long-term shareholder value.
4.	Supporting Galmed’s mission and vision: by incentivizing officers to pursue Galmed’s strategies which promote development of innovative thinking and creating biopharmaceutical solutions, while ensuring the highest quality and compliance with high ethical standards.
5.	Improve business results and strategy implementation: by aligning compensation with performance measures based on quantitative and qualitative criteria, which may be categorized into corporate, business unit and individual measures, pursuant to the Company’s work-plans and management’s short and longterm perspective and goals.
6.	Risk Management: by creating a balance between short and long-term achievements, quantitative and qualitative criteria and various other considerations, as well as an appropriate balance between Company and officer’s personal goals.

III. OFFICERS’ COMPENSATION PACKAGE

The elements of officers’ compensation packages may consist of: (a) base salary; (b) benefits; (c) cash incentives; (d) equity-based compensation; and (e) retirement and termination payments.

Ratio between fixed and variable compensation.  This Policy aims to balance the mix of “fixed compensation,” comprised of base salary and benefits, and “variable compensation,” comprised of cash incentives and equitybased compensation. Each element is intended to support one or more of the principal objectives detailed in Section II above. The ratio, or “pay mix,” between such elements for each officer will reflect Galmed’s objective of correlating Company success with the total value of compensation that an officer receives, while recognizing that the pay mix may vary from officer to officer and from time to time and at times, including in years where Company performance is poor, officers may receive reduced, or may not receive any, cash or equity-based incentives.

Limitation:  The aggregate value of cash incentives, excluding one-time cash awards granted upon recruitment, promotion, and equity-based compensation (valued at grant, and with respect to equity-based compensation paid in cash — valued at payment) with respect to any given calendar year, may not exceed 90% of the total value of an officer’s total compensation package, which may include his or her base salary and benefits, cash incentives and equity-based compensation, with respect to such year.

Considerations for determining compensation.  When considering compensation of officers, the Company will consider the principal objectives detailed above and will also take into account its nature as an innovative clinicalstage biopharmaceutical company in early stages of research and development, and the following:

•	Individual characteristics: Such as an officer’s education, skills, experience, expertise and achievements, as well as such officer’s position, responsibilities, location, past performance, expected future contributions, prior compensation arrangements and seniority.
•	Overall Company considerations: Such as providing fair and reasonable pay, taking into account the Company’s size and the nature of its activities, while meeting budgetary constraints and regulatory requirements.
•	Internal equity: Paying officers equitably relative to one another based on their individual characteristics, while considering the relationship between officers’ compensation packages and the compensation of Galmed’s other employees (including those employed part-time, either as employees, consultants or by manpower contractors) and specifically, the average and median compensation and the effect of such relationship on work relations in Galmed.
•	Competitive pay practices: Since competitive pay is essential to Galmed’s ability to attract and retain highly skilled professionals, Galmed may, from time to time, review its compensation practices in comparison with those of other leading clinical-stage biopharmaceutical companies of comparable size and nature (e.g., in terms of stage of development, field of operation, number of employees, global operations and the like) and companies which compete with the Company for similar talent, generally and in the geographies relevant to the Company at the time in particular. To that end, Galmed will utilize as a reference, comparative market data and practices, which may include a compensation survey that compares and analyzes the level of the overall compensation package offered to an officer of the Company with compensation packages in similar positions to that of the relevant officer. Such compensation survey may be conducted internally or through an external consultant.

Sections IV to VII below describe each of the primary elements detailed above. Management Directors shall be entitled to compensation for their role as officers pursuant to sections IV to VII and in their role as Directors pursuant to section VIII.

IV. BASE SALARY AND BENEFITS

Purpose and base salary determinations.  Base salaries are intended to compensate officers for their time and services and are initially negotiated and generally set forth in officers’ employment or service agreements. Base salaries will be considered based on the objectives and considerations detailed in Sections II and III above, and consequently, will vary between officers. When conducting salary reviews, the Company will also consider such matters as the macro-economic environment, inflation and Company performance.

The Remuneration Committee and the Board may periodically consider and approve base salary adjustments for officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Remuneration Committee and the Board will also consider the previous and existing compensation arrangements of the officer whose base salary is being considered for adjustment.

Recruitment and promotion one-time Grant.  New-hires or promoted employees may be granted one-time cash or equity-based awards upon recruitment or promotion, at the discretion of the Company. The total value of such one-time cash award shall not exceed 50% of an officer’s base salary and benefits on an annual basis, and the total value of a one-time equity based award (valued at grant, and in cases of equity-based awards paid in cash — valued at payment) shall not exceed 50% of an officer’s base salary and benefits on an annual basis multiplied by the vesting period of such awards (in years). The total value of one-time cash incentives and equity-based awards together shall not exceed 200% of an officer’s base salary and benefits on an annual basis. It is clarified that for the purpose of determining the recruitment or promotion one-time grant, the calculation will be based on an annual basis (i.e. if the officer joins the Company or is promoted in the middle of the year, the calculation will be conducted as if he has worked a full year under the new terms).

Benefits.  In addition, officers will be provided benefits mandated by applicable law and may be provided with benefits generally acceptable in the local market or generally available to other Company employees in accordance with Company policies (e.g., study fund, car, phone, insurance and medical benefits). Officers are also entitled to reimbursement of reasonable expenses incurred in the course of discharging their office, including business travel expenses, against provision of receipts and in accordance with Company policies and may be reimbursed for membership fees in professional organizations.

In the event of relocation of an officer to another geography, the benefits provided will include customary benefits associated with such relocation. Such benefits shall include reimbursement of out of pocket relocation expenses and other ongoing expenses, such as housing allowance, car allowance, and home leave visit.

V. CASH INCENTIVES

Purpose.  Compensation in the form of a cash bonus is an important element in aligning officers’ compensation with Galmed’s objectives and business goals. Therefore, officers may be granted annual and special cash bonuses, at the discretion of the Company, taking into consideration the relevant objectives and considerations set forth in Sections II and III above, and subject to the conditions set forth below, as well as any additional terms and conditions or criteria for entitlement thereof that may be determined by the Company from time to time.

The Company may determine that, with respect to any or all officers, any annual or special cash bonus, will be reduced or not be paid with respect to such officer.

Annual Cash Bonuses.  Annual cash bonuses are intended to promote the Company’s work plan and business strategy by rewarding officers for achievement of the Company’s business and financial goals through team work and collaboration.

It is the Company’s philosophy that due to officers’ direct line-of-sight and influence on the Company’s performance, officers’ annual cash bonuses should generally be directly linked to such performance, while additional criteria, such as an officer’s individual performance or his or her expected future contributions, as well as achievement of additional objectives as the Company may determine, may be used to reflect the officer’s contribution (e.g. key performance indicators, such as major progress in research and development stages, execution of in/out-license transactions, execution of strategic collaboration agreements, obtaining marketing approval of a new product, raising funds throughout public offering or a private placement, mergers and acquisition, etc.).

Discretionary Component.  The Company may determine that, with respect to the chief executive officer (the “CEO”) or an officer who is a director, that a portion of his or her annual cash bonus will be based on the evaluation of the Board in an amount that will not exceed, with respect to any calendar year, three (3) monthly base salaries and benefits. In addition, the Company may determine that, with respect to any officer subordinated to the CEO, which does not serve as a director, a portion or all of his or her annual cash bonus will be based on the evaluation of the CEO.

Long-term Component.  The Company may determine, with respect to any or all officers, that a portion of the annual cash bonus will be based on long-term performance objectives to be evaluated on a multi-year basis, in accordance with a mechanism to be determined by the Remuneration Committee (which may include holding of such amounts in trust), provided however, that such long-term component shall not exceed 50% of an officer’s annual cash bonus entitlement for a given calendar year.

Minimum Threshold.  The annual cash bonus of any or all of the officers of the Company may be subject to minimum thresholds as shall be recommended by the Remuneration Committee and approved by the Board.

Limitation:  The annual cash bonus of each officer shall not exceed 100% of an officer’s base salary and benefits on an annual basis.

Special Cash Bonuses.  In addition to the annual cash bonus, an officer may be granted a special cash bonus, at the discretion of the Company. Such special cash bonus is intended to enable the Company to retain executives by providing such bonus subject to their continued employment in the Company, as well as to enable the Company to adapt to specific or unaccounted for changes or events that may occur during the year, including for outstanding achievement, in special circumstances or for completion of a certain achievement or assignment (which may be similar to key performance indicators as exampled in “Annual Cash Bonuses” above).

Limitations:  The total amount of all special bonuses in the aggregate of each officer, with respect to any given calendar year, may not exceed 100% of an officer’s base salary and benefits on an annual basis. Notwithstanding the foregoing, the annual and special cash bonuses of each officer, other than the CEO, shall not exceed, in the aggregate, 150% of such officer’s base salary and benefits on an annual basis, and with respect to the CEO, shall not exceed, in the aggregate, 200% of the CEO’s base salary and benefits on an annual basis.

Clawback.  An Office Holder may be required, at the Company’s sole discretion, to return any compensation paid to him or her, that was paid on the basis of data included in the Company’s financial statements, which turned out to be erroneous and was restated in the Company’s financial statements on or before May 31st of the third year following the year in which the original financial statements were published, to the extent the compensation paid exceeds the compensation that would otherwise have been paid had the restated data been available at the time compensation based on such data was originally calculated.

VI. EQUITY-BASED COMPENSATION

Purpose.  Equity-based compensation is intended to attract and retain officers and align their interests with shareholders’ interests to maximize creation of long-term economic value for the Company.

Equity awards determinations.  Equity-based awards may be granted on an annual basis, subject to the discretion of Company and at such other times as the Company deems appropriate, including for newly hired or promoted officers. Equity based compensation to Management Directors with respect to their role as a director, shall be in accordance to the provisions of Section VIII below.

Equity-based awards may include, without limitation, one or more of the following types of awards: options to purchase shares, restricted shares, restricted share units, performance shares, performance share units or share appreciation rights.

The Company will determine the type and amount of equity-based awards to be granted to each officer, as well as any combination between such awards, based on the relevant objectives and considerations set forth in Sections II and III above (e.g., size and value of awards already held by officers, balancing effective risk management, retention and rewarding for performance).

Value of equity-based awards.  The fair market value of officers’ equity-based awards will be determined in accordance with accepted valuation and accounting principles, as they apply to the relevant type of equity-based vehicle.

Vesting.  The passage of time will generally be sufficient criteria for the vesting of equity-based awards. The Company may determine additional specific terms and conditions or criteria, whether for the vesting of all or any part of such awards or for entitlement thereof, and whether generally or with respect to specific grants, specific officers or otherwise. In any case, equity-based awards granted to officers must include both a gradual vesting period of at least three years from the date of grant, and an exercise period of no more than ten years from the date of grant.

The Company may approve the acceleration of vesting of equity-based awards upon termination of service or employment or upon a change of control event, and may provide for continued exercise periods, provided such extended exercise period does not extend beyond the original exercise period set forth in the terms of the grant.

Other terms.  All other terms of the equity-based awards shall be in accordance with Galmed’s incentive plans and other related practices and policies.

Limitation:  In no event shall the value of equity-based awards granted to any officer, calculated as of the date of their grant (and with respect to equity-based awards paid in cash — at the date of their payment), during any calendar year exceed six (6) times the base salary and benefits of such officer and in no event will the value of equity-based awards as aforesaid, together with any annual cash bonus and together with any special cash bonus with respect to any given calendar year, exceed the cap determined by the limitation under “Ratio between fixed and variable compensation” in Section III above.

The Company may from time to time consider determining a cap for the exercise value of equity-based awards.

VII. TERMINATION PAYMENTS

Termination payments will generally be set forth in officers’ employment or service agreements and are intended to comply with applicable laws, and to provide officers with compensation in the event of termination in circumstances determined by the Company, including voluntary termination.

When considering termination payments, the Company will generally consider, among others, the officer’s term of service or employment, his or her remuneration during such term, Company performance during such term and the contribution of such officer to the achievement of the Company’s goals, as well as the circumstances of termination.

Officers’ termination payments may include one or more of the following:

•	Advance Notice. Advance notice of up to 6 months. During this period an officer will be entitled to payment of full compensation, including benefits, and may be requested to continue working at the discretion of the Company. The Company may waive an officer’s services during the advance notice period and pay the officer in lieu thereof, including the value of benefits.
•	Severance Payment. Severance payment of up to 200% of the amount of severance pay payable pursuant to the Israeli Severance Pay Law, 5723-1963, had the officer been entitled to severance pay pursuant to such law, inclusive of any amounts accumulated in such officer’s pension fund, managers insurance or provident fund on account of severance, which amounts are released or transferred to the officer, provided however, that if at the time of termination such officer is engaged with the Company for at least two years and the termination is not for “cause”.
•	Non-Compete Grant. Upon termination of employment and subject to applicable law, Galmed may grant to its officers a non-compete grant as an incentive to refrain from competing with Galmed for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such officer’s monthly base salary without benefits multiplied by twelve (12).

•	Discretionary Payment. Up to 12 monthly base salaries (without benefits), if, at the time of termination or change of control, the officer is engaged with the Company for at least two years, and up to 6 monthly base salaries (without benefits) if, at the time of termination or change of control, the officer is engaged with the Company for less than two years.

VIII. COMPENSATION OF NON-MANAGEMENT AND MANAGEMENT DIRECTORS

The Company’s philosophy is to provide fair and reasonable compensation to its Directors, taking into account the Company’s business environment, its size and nature of operations. With respect to their services as Board members, each Director, either a Management Director or a non-Management Director, an external director or an independent director, is entitled to receive the same compensation for his or her services as a member of the Board and its committees.

Accordingly, Directors compensation may be comprised of the following elements:

•	Directors’ Fees. Directors’ fees may be comprised of annual payment and per-meeting payments. Alternatively, Directors’ fees may be comprised only of a fixed annual payment with respect to his or her services as members of the Board, including, without regard to their participation in meetings of the Board or its committees.
•	Equity-Based Compensation. Directors may be entitled to receive equity-based awards with a fixed value at grant, as approved by the Company’s shareholders from time to time. Such equity-based awards may be granted on an annual basis or at such other times as the Company deems appropriate. A distinction may be made between the Management Directors and non-Management Directors with respect to the value of the equity-based awards, in light of his or her position. Such awards are intended to align Directors’ interests with the interests of shareholders and to promote creation of long-term value for the Company. Any equitybased awards to Directors will include both a gradual vesting period of at least three (3) years from the date of grant, and an exercise period of no more than ten years from the date of grant. In no event shall the value of equity-based awards granted to any Director, calculated as of the date of their grant (and with respect to equity-based awards paid in cash — at the date of their payment), during any calendar year exceed nine (9) times the fees of such Director on an annual basis.

Reimbursement.  The Directors are also entitled to reimbursement of certain expenses incurred in connection with their participation at meetings of the Board and its committees, in accordance with Company policies.

Statutory requirements.  The compensation of external directors is subject to the provisions of regulations promulgated under the Companies Law currently governing the terms of compensation of external directors (the “Compensation Regulations”) which provide that the total fees payable to each of the external directors, on an annual basis, shall not be less than the Minimum Amount (as such term is defined in the Compensation Regulations and under the rates applicable to the Company as detailed therein), which is adjusted annually based on the Israeli Consumer Price Index. According to the Compensation Regulations, compensation of external directors may also be determined relative to that of Other Directors, as such term is defined in the Compensation Regulations, and may include equity-based compensation.

Limitation:  the Director’s fee per calendar year shall not be less than the Minimum Amount and shall not exceed an annual fee in the amount of US$45,000 plus VAT (the “Maximum Amount”), and with respect to an Expert External Director as defined in the Compensation Regulations plus 33% to the Maximum Amount.

IX. D&O INSURANCE, INDEMNIFICATION AND RELEASE

Exculpation and Indemnification.  The Company may exempt all Directors and officers, as may be appointed from time to time in the future, from liability for a breach of their duty of care to the Company and provide them with indemnification to the fullest extent permitted by law and the Company’s articles of association.

Liability Insurance.  Unless otherwise determined, the Company will purchase and periodically renew, at the Company’s expense, insurance coverage in respect of the liability of its Office Holders currently in office and any additional or other Office Holders as may be appointed from time to time in the future, including external Directors, to the maximum extent permitted by law providing for up to US$35 million in coverage, an annual premium of up to US$250,000 and deductible of up to US$200,000 per claim and up to US$500,000 per SEC claim, provided no deductible shall be paid in connection with Directors (the “Insurance Policy”). Upon circumstances to be approved by the Remuneration Committee (and, if required by law, by the Board), Galmed shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance (the “Run Off Coverage”). The limit of liability of the insurer shall not exceed US$35 million per claim and in the aggregate for the term of the policy, the premium for the insurance period shall not exceed 30% of the last paid annual premium and the deductible shall not exceed US$200,000 per claim and up to US$500,000 per SEC claim, provided no deductible shall be paid in connection with Directors. The Run Off Coverage, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Remuneration Committee which shall determine whether the sums are reasonable considering Galmed’s exposures, the scope of coverage and market conditions and if the Run Off Coverage reflects then prevailing market conditions, and, provided, further, that the Run Off Coverage shall not materially affect the Company’s profitability, assets or liabilities. In addition, Galmed may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities. The additional premium for such extension of liability coverage shall not exceed 30% of the last paid annual premium. The Insurance Policy, as well as the additional premium shall be approved by the Remuneration Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

X. MISCELLANEOUS

General.  This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law. This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is approved and shall serve as Galmed’s Compensation Policy for three years, commencing as of its adoption. Any amendment to this Policy shall require the approvals as set forth in the Companies Law. In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the approval of this Compensation Policy, Galmed may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

Company discretion.  It is hereby clarified that nothing contained herein shall obligate the Company to grant any particular type or amount of compensation to any officer, nor shall it derogate from any approval procedures mandated by the Companies Law.

Reduction of variable compensation.  The Company shall have the authority to stipulate that, as a condition to the grant of any variable compensation to an Office Holder, that such variable compensation may be reduced in circumstances where such Office Holder’s conduct would justify termination for “cause”, due to circumstances determined by the Committee and the Board, taking into consideration the relevant objectives and considerations set forth under “Overview” in Section II above and under “Considerations for determining compensation” in Section III above, or in other circumstances determined by the Company as warranting such reduction.

Immaterial Change.  An Immaterial Change in the Terms of Employment of an officer, which is not a Director or the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly salaries of such officer.